October 31, 2000

		QUARTERLY REPORT TO THE LIMITED PARTNERS
                        OF DSI REALTY INCOME FUND IX


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 2000. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations

For the three-month periods ended September 30, 2000 and 1999, total revenues increased 7.8% from $727,838 to $784,305 and total expenses increased 15.7% from $427,707 to $494,737. Minority interest in income of real estate joint venture decreased 8.9% from $32,377 to $29,487. As a result, net income decreased 2.9% from $267,754 to $260,081 for the three-month period ended September 30, 2000, as compared to the same period in 1999. Rental revenue increased as a result of higher occupancy and unit rental rates. Occupancy levels for the Partnership's six mini-storage facilities averaged 87.7% for the three-month period ended September 30, 2000 as compared to 82.3% for the same period in 1999. The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $71,100 (18.5%) due primarily to increases in yellow pages advertising costs, salaries and wages, workers compensation insurance and security and alarm services expenses, partially offset by a decrease in maintenance and repair expense. General and administrative expenses decreased approximately $4,100 (9.3%) primarily as a result of a decrease in equipment and computer lease expense. Minority interest in in-come of real estate joint venture decreased as a result of higher operating expenses at the facility which the joint venture owns.

For the nine-month periods ended September 30, 2000, and 1999, total revenues increased 0.8% from $2,171,466 to $2,189,610 and total expenses increased 4.0% from $1,375,270 to $1,430,763. Minority interest in income of real estate joint venture increased slightly from $87,602 to $87,868. As a result, net income decreased 5.3% from $708,594 to $670,979 for the nine-month period ended September 30, 2000, as compared to the same period in 1999. The in-crease in revenue can be attributed primarily to an increase in late fees, as rental revenue remained constant. Operating expenses increased approx-imately $51,400 (4.3%) due primarily to increases in yellow pages advertising costs, salaries and wages and security and alarm services expenses, partially offset by decreases in maintenance and repair and power and sweeping expenses. Power and sweeping expenses decreased as the substantial snow removal costs in the prior year associated with the blizzard that hit Illinois, where two of the Partnership's properties are located, did not materialize in the current year. General and administrative expenses increased approximately $4,100 (2.3%) primarily as a result of an increase in legal and professional expense. Minority interest in income of real estate joint venture remainted relatively constant.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund IX, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND IX
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President